SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)



                           HiEnergy Technologies, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.001
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   42952V 10 1
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                February 15, 2005
 -------------------------------------------------------------------------------
          (Date of Event Which Requires this Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_] Rule 13d-1(b)

          [x] Rule 13d-1(c)

          [_] Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42952V 10 1                                          Page 2 of 7 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS

        Bullbear Capital Partners, LLC

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [X]
     (b)  [_] Reporting person is affiliated with other persons.

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Organized under the laws of the state of Georgia

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           4,039,611
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          4,126,011*
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         4,039,611
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            4,126,011*
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,126,011*

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     Not applicable                                                       [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.7% of outstanding Common Shares*

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     OO

________________________________________________________________________________

*See item 2(a) of this filing

CUSIP No. 42952V 10 1                                          Page 3 of 7 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS

     Brian Corday

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [X]
     (b)  [_] Reporting person is affiliated with other persons.

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           56,400
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          4,096,011*
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         56,400
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            4,096,011*
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,096,011*

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     Not applicable                                                      [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.6% of outstanding Common Shares*

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________

*See item 2(a) of this filing

CUSIP No. 42952V 10 1                                          Page 4 of 7 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS

     Jeff Herman

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [X]
     (b)  [_] Reporting person is affiliated with other persons.

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           30,000
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          4,069,611*
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         30,000
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            4,069,611*
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,069,611*

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     Not applicable                                                       [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.6% of outstanding Common Shares*

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________

*See item 2(a) of this filing

_______________________________________________________________________________
Item 1(a).  Name of Issuer:

HiEnergy Technologies, Inc.

_______________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:

1601-B Alton Parkway, Unit B, Irvine, California

______________________________________________________________________________
Item 2(a).  Name of Person Filing:

Bullbear Capital Partners, LLC is a Georgia limited liability company. Brian Corday and Jeff Herman are the members of Bullbear and have the power to direct the voting and disposition of the shares of the Issuer and may be deemed to beneficially own the shares of the Issuer held by Bullbear. Mr. Corday and Mr. Herman are both residents of the state of Georgia.

Bullbear owns 1,940,210 shares of the common stock of the Issuer and warrants to purchase 2,099,401 shares of the common stock of the Issuer exercisable within 60 days. Mr. Corday owns 5,333 shares of the common stock of the Issuer and warrants to purchase 51,067 shares of the common stock of the Issuer exercisable within 60 days. Mr. Herman owns 30,000 shares of the common stock of the Issuer.
_______________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:

1400 Buford Highway, Suite A-1, Sugarhill, GA  30518
_______________________________________________________________________________
Item 2(c).  Citizenship:

Brian Corday - U.S.A.
Jeff Herman - U.S.A.
Bullbear Capital Partners, LLC - organized under the laws of the state of Georgia

_______________________________________________________________________________
Item 2(d).  Title of Class of Securities:

Common Stock, par value $0.001

_______________________________________________________________________________
Item 2(e).  CUSIP Number

42952V 10 1
_______________________________________________________________________________
Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), Check Whether the Person Filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Exchange Act.

(b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange
        Act.

(d) [_] Investment company registered under Section 8 of the Investment Company Act.

(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

                                Page 5 of 7 Pages

(j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [x]

Item 4.  Ownership.

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a) Amount beneficially owned:

             Bullbear Capital Partners, LLC:    4,126,011
             Brian Corday:                      4,096,011
             Jeff Herman:                       4,069,611

       (b) Percent of class:

             Bullbear Capital Partners, LLC:    8.7%
             Brian Corday:                      8.6%
             Jeff Herman:                       8.6%

     (c) Number of shares as to which such person has:

         (i)  Sole power to vote or to direct the vote:
                   Bullbear Capital Partners, LLC:     4,039,611
                   Brian Corday:                       56,400
                   Jeff Herman:                        30,000
         (ii) Shared power to vote or to direct the vote:
                   Bullbear Capital Partners, LLC:     4,126,011
                   Brian Corday:                       4,096,011
                   Jeff Herman:                        4,069,611
         (iii)Sole power to dispose or to direct the disposition of:
                   Bullbear Capital Partners, LLC:     4,039,611
                   Brian Corday:                       56,400
                   Jeff Herman:                        30,000
         (iv) Shared power to dispose or to direct the disposition of:
                   Bullbear Capital Partners, LLC:     4,126,011
                   Brian Corday:                       4,096,011
                   Jeff Herman:                        4,069,611
________________________________________________________________________________
Item 5.  Ownership of Five Percent or Less of a Class.

         Inapplicable
________________________________________________________________________________
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Inapplicable
________________________________________________________________________________
Item 7. Identification and Classification of the Subsidiary which acquired the Security Being Reported on by the Parent Holding Company.

         Inapplicable
________________________________________________________________________________
Item 8.  Identification and Classification of Members of the Group.

Bullbear Capital Partners, LLC is a Georgia limited liability company. Brian Corday and Jeff Herman are the members of Bullbear and have the power to direct the voting and disposition of the shares of the Issuer and may be deemed to beneficially own the shares of the Issuer held by Bullbear. Mr. Corday and Mr. Herman are both residents of the state of Georgia.

Bullbear owns 1,940,210 shares of the common stock of the Issuer and warrants to purchase 2,099,401 shares of the common stock of the Issuer exercisable within 60 days. Mr. Corday owns 5,333 shares of the common stock of the Issuer and warrants to purchase 51,067 shares of the common stock of the Issuer exercisable within 60 days. Mr. Herman owns 30,000 shares of the common stock of the Issuer.

________________________________________________________________________________
Item 9.  Notice of Dissolution of Group.

         Inapplicable

                                Page 6 of 7 Pages

________________________________________________________________________________
Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2005


Bullbear Capital Partners, LLC


By: /s/ Brian Corday
    ---------------------------
    Brian Corday
    Manager


By: /s/ Brian Corday
    ---------------------------
    Brian Corday


By: /s/ Jeff Herman
    ---------------------------
    Jeff Herman

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


                             JOINT FILING AGREEMENT

The persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Shares of HiEnergy Technologies, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the 15th day of February, 2005.


Bullbear Capital Partners, LLC


By: /s/Brian Corday
    ---------------------------
    Brian Corday,
    Manager


By: /s/Brian Corday
    ---------------------------
    Brian Corday


By: /s/Jeff Herman
    ---------------------------
    Jeff Herman

                                Page 7 of 7 Pages